Exhibit 21.1

SUBSIDIARIES OF SAILPOINT TECHNOLOGIES HOLDINGS, INC.

1.	SailPoint Technologies Intermediate Holdings, LLC (Delaware)

2.	SailPoint Technologies, Inc. (Delaware)

3.	SailPoint Holdings, Inc. (Delaware)

4.	SailPoint International, Inc. (Delaware)

5.	SailPoint Technologies UK Ltd. (United Kingdom)

6.	SailPoint Technologies India Private Limited (India)

7.	SailPoint Technologies Netherlands B.V. (Netherlands)

8.	SailPoint Technologies Pte. Ltd. (Singapore)

9.	SailPoint Technologies Israel Ltd. (Israel)

10.	SailPoint Technologies GmbH (Germany)

11.	SailPoint Technologies SARL (Switzerland)

12.	Whitebox Security Ltd. (Israel)